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File 070-09823

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM U-1
APPLICATION OR DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402

(Name of company or companies filing this statement and address of principal executive office)

Xcel Energy Inc.
(Name of top registered holding company parent of each applicant or declarant)

Gary R. Johnson, Esq.
Vice President and General Counsel
Xcel Energy Inc.
800 Nicollet Mall
Minneapolis, MN 55402
(Name and address of agents for service)

    Xcel Energy Inc. hereby amends its Application-Declaration in File No. 70-9823 by amending and restating Item I. E. "Rule 54 Analysis" as follows:

    E.  Rule 54 Analysis.

    Rule 54 provides that in determining whether to approve certain transactions other than those involving exempt wholesale generators ("EWGs") or foreign utility companies ("FUCOs"), as defined in the Act, the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied.

    Xcel currently does not meet the conditions of Rule 53(a). As of March 31, 2001, Xcel's "aggregate investment," as defined in Rule 53(a)(l), in EWGs and FUCOs was approximately $1.203 billion. This amount is equal to approximately 52.8% of Xcel's average "consolidated retained earnings," also as defined in Rule 53(a)(l), for the four quarters ended March 31, 2001, of approximately $2.279 billion, which exceeds the 50% "safe harbor" limitation contained in the rule.

    By order dated August 22, 2000 (HCAR No. 27218) (the "Order"), the Commission authorized Xcel to invest in EWGs and FUCOs up to $1.226 billion. The Commission reserved jurisdiction over Xcel's request to use the proceeds of securities issuances to invest in EWGs and FUCOs in amounts that exceed $1.226 billion up to 100% of Xcel's consolidated retained earnings. Although Xcel's aggregate investment at March 31, 2001 exceeds the 50% safe harbor, this investment is below the limitation authorized by the Order.

    With respect to capitalization, there has been no material adverse impact on Xcel's consolidated capitalization resulting from Xcel's investment in EWGs and FUCOs. As of June 30, 2000, the most recent period for which financial statement information was evaluated in the Order, Xcel's consolidated capitalization, without excluding the effects of the UK windfall profits tax or non-recourse project debt, consisted of 39.9% equity and 60.1% debt. As of March 31, 2001, Xcel's consolidated capitalization consisted of 37.3% equity and 62.7% debt. These ratios are within acceptable ranges, as further reflected by the fact that at March 31, 2001, Xcel's senior unsecured debt was rated "investment grade" by all the major rating agencies. The impact of the proposed transaction upon Xcel's consolidated capitalization will be insubstantial.

    Xcel satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. Xcel currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Xcel system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

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SIGNATURE

    Pursuant to the Requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

XCEL ENERGY INC.
By:	/s/ GARY R. JOHNSON
Gary R. Johnson Vice President and General Counsel
Date: May 31, 2001

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